

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

December 22, 2006

<u>By Facsimile and U.S. Mail</u>

Richard C. Green
Chief Executive Officer
Aquila, Inc.
20 West Ninth Street
Kansas City, Missouri 64105

      Re: **Aquila, Inc.**
              Form 10-K fiscal year ended December 31, 2005
              Filed March 7, 2006
              File No. 001-03562

Dear Mr. Green:

      We have completed our review on the above referenced filing and have no further comments at this time.

                        Sincerely,

                        Michael Moran
                        Accounting Branch Chief